BioRestorative Therapies, Inc.
40 Marcus Drive, Suite One
Melville, NY 11747

November 6, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	BioRestorative Therapies, Inc. Registration Statement on Form S-l Filed June 3, 2015, as amended File No. 333-204672 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BioRestorative Therapies, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-204672), as amended (the “Registration Statement”), so that it may become effective at 5:00 PM, Eastern time, on November 9, 2015, or as soon thereafter as practicable.  The Registrant hereby authorizes each of Fred Skolnik and Nicholas Venditto, attorneys with the Registrant’s outside legal counsel, Certilman Balin Adler & Hyman, LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Mr. Skolnik at (516) 296-7048, or in his absence to Mr. Venditto at (516) 296-7072.

Very truly yours,

By:	/s/ Mark Weinreb
Mark Weinreb
President and Chief Executive Officer

cc:           Certilman Balin Adler & Hyman, LLP